May 6, 2010

ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
068916-0101

Via EDGAR System

Mr. Vince DiStefano U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Leuthold Funds, Inc. (File Nos. 033-96634 and 811-09094) Amended Registration Statement on Form N-1A (adding a new series) Filed on February 26, 2010

Dear Mr. DiStefano:

On behalf of our client, Leuthold Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-09094), set forth below are responses to the oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced amended registration statement (the “Registration Statement”).  The comments were provided by Vince DiStefano at (202) 551-6965.  The Registration Statement was filed to add a new series, the Leuthold Global Industries Fund (the “Fund”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

General Comment

1.         In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:   We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

May 6, 2010

2.         When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:   Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Prospectus

3.         Under the “Fund Fees and Expenses” section, please note that the Fund is only required to show one year and three year information for the Example, but may elect to show one year, three year, five year and ten year information, as it has done.  Please confirm that the Fund does not expect to have Acquired Fund Fees and Expenses at a level that would require disclosure in the table.

Response:   The Fund confirms that it has intentionally elected to show one year, three year, five year and ten year information for the Example.  The Fund confirms that it does not currently expect to have Acquired Fund Fees and Expenses at a level that would require disclosure in the table.

4.         Under the “Portfolio Turnover” section, please delete the sentence that reads: “The Fund is newly organized and, as of the date of the Prospectus, has not had any portfolio turnover.”

Response:   As requested, the Fund will delete the referenced sentence.

5.         Under the “Principal Investment Strategies of the Fund” section, please define the term “international markets.”  Please revise the disclosure to identify the types of equity securities, other than common stock, in which the Fund may invest.  Please revise the disclosure to indicate whether the mutual funds and exchange-traded funds in which the Fund may invest are funds with similar investment strategies, and what limitations apply to investing in other investment companies.  Please revise the disclosure to identify the type of options in which the Fund may invest.  Please revise the disclosure to indicate whether the Fund may engage in active and frequent trading.  Please revise the disclosure to indicate how the Fund selects securities for purchase within a global group, and to indicate when the Fund may sell a security.  Please revise the disclosure to indicate how the Fund differs from the Leuthold Global Fund.

Response:   As requested, the Fund will revise the disclosure to define the term “international markets.”  Specifically, it will revise the disclosure to read as follows: “Normally, the Fund will invest at least 40% of its assets in securities from non-U.S. securities markets (the Fund refers to these markets as “international markets”), unless market conditions are not deemed favorable by the Fund’s investment adviser (Adviser), in which case the Fund may invest less than 40% of its assets in securities from international markets (but in any event not less than 30%).”

May 6, 2010

As requested, the Fund will revise the disclosure to identify the types of equity securities, other than common stock, in which the Fund may invest.  Specifically, it will revise the disclosure to read as follows: “The Fund’s investments in common stocks and other equity securities (which include preferred stocks, convertible preferred stocks, warrants, options and American Depository Receipts) may consist of the following from around the world . . . .”

The Fund notes that investing in other investment companies is not a principal investment strategy, and that such investment companies are not funds with similar investment strategies to the Fund’s investment strategies.  So, the Fund will add the information on limitations on investing in other investment companies to the section on non-principal risks.  Specifically, the additional disclosure will read as follows: “The Fund may purchase shares of registered investment companies to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of underlying securities, or as a convenient means to gain diversified exposure to a U.S. or foreign market.  The Fund’s investment in registered investment companies may not exceed 25% of the Fund’s net assets.”

As requested, the Fund will revise the disclosure to identify the type of options in which it may invest.  Specifically, it will revise the disclosure to read as follows: “Put and call options on any securities in which the Fund may invest.”

As requested, (1) the Fund will revise the disclosure to indicate whether the Fund may engage in active and frequent trading; and (2) the Fund will revise the disclosure to indicate how the Fund selects securities for purchase within a global group, and to indicate when the Fund may sell a security.  Specifically, it will revise the disclosure to read as follows: “In selecting among equity securities within the global groups, the Fund looks for companies that are financially sound with good prospects for the future.  It will invest in domestic and foreign companies of all sizes and industries as well as in “growth” stocks and “value” stocks.  The Fund sells companies that no longer meet its investment criteria, or if better investment opportunities are available.  In addition, the Adviser continuously updates its investment discipline and adjusts the Fund’s portfolio as necessary to keep the Fund invested in stocks in those groups which the Adviser believes are the most attractive.  As a result, the Fund may engage in active and frequent trading, and the portfolio turnover of the Fund may be high.”

As requested, the Fund will revise the disclosure to indicate how the Fund differs from the Leuthold Global Fund.  Specifically, it will add the following disclosure: “The Fund differs from the Leuthold Global Fund because the Leuthold Global Fund is a “flexible” fund that allocates its investments among equity securities, fixed-income securities and money market instruments, while the Fund invests in equity securities.”

May 6, 2010

6.         Under the “Principal Risks of Investing in the Fund” section, please revise the disclosure to address emerging markets risk, if the Fund may invest in emerging markets.  Please revise the disclosure to address derivatives risk.

Response:   The Fund notes that investing in emerging markets is not a principal strategy of the Fund.  So, the Fund will add the information on emerging markets risk to the section on non-principal risks.  Specifically, the additional disclosure will read as follows: “Risks associated with emerging markets.  Investing in emerging market countries involves certain risks not typically associated with investing in the United States, and imposes risks greater than, or in addition to, risks of investing in more developed foreign countries.  These risks include, but are not limited to, the following: greater risks of nationalization or expropriation of assets or confiscatory taxation; currency devaluations and other currency exchange rate fluctuations; greater social, economic, and political uncertainty and instability (including amplified risk of war and terrorism); more substantial government involvement in the economy; less government supervision and regulation of the securities markets and participants in those markets; controls on foreign investment and limitations on repatriation of invested capital and on the Fund’s ability to exchange local currencies for U.S. dollars; unavailability of currency hedging techniques in certain emerging market countries; the fact that companies in emerging market countries may be smaller, less seasoned, and newly organized companies; the difference in, or lack of, auditing and financial reporting standards, which may result in unavailability of material information about issuers; the risk that it may be more difficult to obtain and/or enforce a judgment in a court outside the United States; and greater price volatility, substantially less liquidity, and significantly smaller market capitalization of securities markets.”

The Fund notes that investing in derivatives is not a principal strategy of the Fund.  So, the Fund will add the information on derivatives risk to the section on non-principal risks.  Specifically, the additional disclosure will read as follows: “Risks associated with derivatives.  A small investment in derivatives could have a potentially large impact on the Fund’s performance.  The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets.  Derivatives can be highly volatile, illiquid, and difficult to value, and there is a risk that changes in the value of a derivative held by the Fund will not correlate with the Fund’s other investments.”

7.         Under the “Portfolio Managers” section, please revise the disclosure to indicate how long the portfolio managers have managed the Fund’s portfolio.

Response:   As requested, the Fund will revise the disclosure to indicate that the portfolio managers have managed the portfolio since its inception.

8.         With respect to the “Purchase and Sale of Fund Shares” section, please revise the second sentence of the first paragraph to read as follows: “You may buy and redeem shares of the Fund each day the New York Stock Exchange (NYSE) is open.”  Delete the first sentence of the second paragraph, which reads: “You may redeem shares of the Fund each day the NYSE is open.”

Response:   The Fund will revise the disclosure as requested.

9.         With respect to the “Tax Information” section, please revise the disclosure to read as follows: “The Fund’s distributions will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement.”

Response:   The Fund will revise the disclosure as requested.

May 6, 2010

10.       With respect to the “Other Information About Principal Investment Objective And Non-Principal Risks” section, please ensure that the non-principal investment objectives are clearly noted as non-principal.

Response:   As requested, the Fund will revise the disclosure to clearly note which investment objectives are non-principal.

11.       With respect to the “12b-1 Plans” section, please move this disclosure to be with the other disclosure on distributions.

Response:   As requested, the Fund will move this disclosure to be with the other disclosure on distributions.

12.       With respect to the “The Fund’s Share Price” section, please revise the disclosure to identify the holidays that the New York Stock Exchange observes.  Please revise the disclosure to indicate that the Exchange closes at 4:00 p.m. Eastern.

Response:   As requested, the Fund will revise the disclosure to identify the holidays that the New York Stock Exchange observes, and to indicate that the Exchange closes at 4:00 p.m. Eastern.

13.       With respect to the “Purchasing Shares from Broker-Dealers, Financial Institutions, and Others” section, please revise the disclosure to delete the reference to the Servicing Agent placing an order on a timely basis.

Response:   As requested, the Fund will revise the disclosure to delete the reference to the Servicing Agent placing an order on a timely basis.  Specifically, it will revise the disclosure to read as follows: “When you purchase shares of the Fund through a Servicing Agent, it is the responsibility of the Servicing Agent to place your order with the Fund.  If the Servicing Agent does not, or if it does not pay the purchase price to the Fund within the period specified in its agreement with the Fund, it may be held liable for any resulting fees or losses.

Statement of Additional Information

14.       Under the “Investment Restrictions” section, please revise the disclosure to indicate the extent to which the Investment Company Act of 1940 currently allows investing in options, selling short, borrowing and issuing senior securities.  Please revise the disclosure related to changes in percentage limitations resulting from a change in value in the portfolio securities and its impact on the investment limitations to indicate that this does not apply to borrowing limitations and limitations on illiquid securities.

Response:   The Fund will revise the disclosure as requested.

* * *

May 6, 2010

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer
Enclosures

cc:	Roger Peters (w/ enclosures) Leuthold Funds, Inc.

Richard Teigen (w/ enclosures) Foley & Lardner LLP